09040320

SEC Mail Processing Section

MAR 02 2009

Washington, DC 104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51614

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 AND ENDING DECEMBER 31, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GENESIS SECURITIES LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BROAD STREET
SUITE # 288
NEW YORK, NEW YORK 10004

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM YEH (212) 668-0888 x 118

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name - if individual, state *last, first, middle name)*

53 STATE STREET BOSTON, MA 02109

(Address) (City) (state) Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

VL

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I WILLIAM YEH swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GENESIS SECURITIES, LLC as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREA C. HOLDER
Notary Public, State of New York
No. 01HO6015336
Qualified in Kings County
Commission Expires 10/26/2010

Andrea C. Holder
Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n)A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENESIS SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

GENESIS SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)

YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Sole Member
Genesis Securities, LLC
(A Wholly-Owned Subsidiary of Genesis Capital Group, LLC)
New York, New York

We have audited the accompanying statement of financial condition of Genesis Securities, LLC, (the "Company"), a limited liability company and a wholly-owned subsidiary of Genesis Capital Group, LLC as of December 31, 2008 and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting, including those control activities for safeguarding securities, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008 and the statement of income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
February 27, 2009

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

	2008
Assets	
Cash and cash equivalents	$ 8,489,389
Cash segregated under federal and other regulations	69,524,514
Deposits with clearing organizations	2,340,453
Receivable from customers, net of allowance	4,059,072
Receivable from broker-dealers and clearing organizations	5,249,203
Receivable from related party	870,224
ECN rebates receivable	2,958
Employee receivable	615,000
Securities owned at market value	3,358,194
Property and equipment, net	4,672,299
Escrow and security deposits	196,156
Other assets	186,574
Total assets	$ 99,564,036
Liabilities and Member's Equity	
Liabilities:	
Payable to customers	$ 67,635,886
Accounts payable and accrued expenses	4,317,198
Payables to broker-dealers and clearing organizations	33,385
Payable to related parties	1,476,671
Commission payable	7,827,354
ECN expense payable	2,040,352
Securities sold, but not yet purchased, at market value	356,480
Income taxes payable	145,377
Total liabilities	83,832,703
Commitments and contingencies (Note 11)	
Member's equity	15,731,333
Total liabilities and member's equity	$ 99,564,036

The accompanying notes are an integral part of these financial statements.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

	2008
Revenues:	
Commissions	$ 15,834,967
ECN rebate income	35,035,561
Trading gains	16,801,000
Investment income	1,781,703
Software license fees	2,571,101
Total revenues	72,024,332
Expenses:	
ECN refund	32,225,681
Commission	15,344,767
Employee compensation and benefits	5,538,757
Communication and data processing	3,496,486
Regulatory	1,294,787
Professional fees	1,278,627
Depreciation and amortization	1,528,488
Advertising	1,044,291
Other expenses	1,017,841
Licensing fees	929,948
Occupancy	759,351
Interest expense	712,977
Clearance and exchange charges	468,217
Office expenses	260,685
Total expenses	65,900,903
Income before income taxes	6,123,429
Provision for income taxes	245,005
Net income	$ 5,878,424

The accompanying notes are an integral part of these financial statements.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Equity and Member's Capital	Retained Earnings	Total Member's Equity
Balance, December 31, 2007	$ 3,970,135	$ 7,111,154	$ 11,081,289
Member distribution	-	(1,228,380)	(1,228,380)
Net income	-	5,878,424	5,878,424
Balance, December 31, 2008	$ 3,970,135	$ 11,761,198	$ 15,731,333

The accompanying notes are an integral part of these financial statements.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

	2008
Cash flows from operating activities:	
Net income	$ 5,878,424
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,528,488
Changes in operating assets and liabilities:	
Cash segregated under federal and other regulations	(36,520,861)
Deposits with clearing organizations	1,924,606
Receivable from customers	6,820,213
Receivable from broker-dealers and clearing organizations	2,314,000
Receivable from related party	(854,190)
ECN rebates receivable	71,330
Securities owned, net	(2,298,241)
Escrow and security deposits	(10,790)
Other assets	(78,416)
Payable to customers	21,792,834
Accounts payable and accrued expenses	1,683,405
Payable to broker-dealers and clearing organizations	(1,895,123)
Payable to related parties	(213,263)
Commission payable	6,575,652
ECN refund payable	1,153,105
Income tax payable	57,701
Net cash provided by operating activities	7,928,874
Cash flows from investing activities:	
Purchase of fixed assets	(3,639,684)
Net cash used in investing activities	(3,639,684)
Cash flows from financing activities:	
Member distribution	(1,228,380)
Net cash used in investing activities	(1,228,380)
Net increase in cash and cash equivalents	3,060,810
Cash and cash equivalents, beginning of year	5,428,579
Cash and cash equivalents, end of year	$ 8,489,389
Supplemental Disclosures of Cash Flow Information:	
Income taxes paid	$ 109,737
Interest expense paid	$ 929,948

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

Genesis Securities, LLC (the "Company") is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company was established in New York State on February 5, 1999 as a limited liability company for the purpose of providing financial services for trading NASDAQ and listed securities. The Company also provides web-based direct trading technology to the retail and institutional trading community. As set forth in the Operating Agreement (the "Agreement"), the Company shall dissolve December 2025, unless the term is extended by amendment to the Agreement.

In August 2005, the Class A and Class B members of the Company exchanged their members' interests for member interest in Genesis Capital Group, LLC (the "Parent") and the Company then became a wholly-owned subsidiary of Genesis Capital Group, LLC. One hundred percent of the Company's profits or losses are allocated to the Parent.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear certain customers' accounts on a fully-disclosed basis and perform record keeping functions. In 2006, the Company received approval from FINRA to self-clear customer trading accounts. For a majority of their customer accounts, they provide trade execution, clearance, and settlement services.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accountant policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which provides execution of principal and agency transactions over the internet.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash Equivalents

The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates of less than 90 days. They are stated at cost which approximates market.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from brokers and dealers. The Company maintains its cash and temporary cash investments in bank deposits and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining its banking and brokerage relationships with high credit quality financial institutions.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on a straight-line basis using estimated lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. The Company also capitalizes certain costs incurred in connection with developing, designing and supporting the Company's website. All capitalized internal use of software and website development costs will be amortized using the straight-line method over three years once placed in service.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. At December 31, 2008, cash collateral related to securities borrowed amounted to $3,055,700.

Securities Transactions and Valuations

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities and securities sold, not yet purchased are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are included in results of operations. Realized gains and losses on sales of securities are determined on a first-in, first-out basis.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restriction or conditions applicable to the securities or to the Company.

Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"), which applies to all tax positions accounted for under Statement of Financial Accounting Standard ("SFAS") No. 109, *"Accounting for Income Taxes"*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards (Continued)

a tax return. FIN 48 also provides guidance on de-recognition of such tax positions, classification, interest and penalties, accounting in interim periods and disclosure.

On December 30, 2008, the FASB Staff released FASB Staff Position FIN 48-3, entitled *"Effective Date of FASB Interpretation No. 48 for Certain Non-public Enterprises"*. With this guidance, most private companies and not-for-profit organizations will not need to consider implementing the guidance in FIN 48 until (at least) fiscal years beginning after December 15, 2008 (calendar-year 2009). The Company is presently reviewing what effect adoption will have on future reporting periods. The Company will continue to evaluate uncertain tax positions in accordance with FASB Statement No. 5, *"Accounting for Contingencies"*.

Commissions

Commission revenue and related expenses are recorded on a trade-date basis as securities transactions occur.

Software License Fees

The Company recognizes revenue from licensing of trading software based upon the licensee's monthly trading volume, subject to minimum use fees. The Company expenses software licensing fees as incurred. Such fees relate to the use of third party software for proprietary trading activities and are incurred based upon the trading activity.

ECN Rebate Income and ECN Refunds

The Company records Electronic Communication Network ("ECN") rebates and the related refunds on a trade-date basis as securities transactions occur. The Company, at its discretion, may refund a portion of the ECN rebates to its customers.

Income Taxes

The Company is not a tax paying entity for federal and state income tax purposes and thus only New York City income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members in their respective federal and state income tax returns. The members customarily make substantial capital withdrawals in April of each year to satisfy their personal income tax liabilities. The provision for income taxes includes an adjustment for over or under accruals from prior years. Deferred income taxes are not material.

Advertising

The Company expenses the cost of advertising as incurred.

NOTE 3 – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

As of December 31, 2008, cash of $69,524,514 has been segregated in a special reserve account for the benefit of customers under SEC Rule 15c3-3 ("Rule"). As of December 31, 2008, the Company did not have sufficient funds in the special reserve account as required by the Rule. Sufficient subsequent deposits of $4,000,000 were made in a timely manner in accordance with the rule.

NOTE 4 – SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

The financial instruments of the Company are reported in the statement of financial condition at market or fair values or at carrying amounts that approximate fair values because of the short maturity of the instruments.

On January 1, 2008, the Company adopted the provisions of SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"), for certain financial assets and financial liabilities that are measured at fair value on a recurring basis. In February 2008, the Company also adopted FSP 157-2, *"Partial Deferral of the Effective Date of Statement 157"*, which deferred the effective date of SFAS 157 for all non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis to fiscal years beginning after November 15, 2008. Also, in October 2008, the FASB issued FSP-3, *"Determining the Fair Value of a Financial Asset when the Market for that Asset is not Active"*, which was effective upon issuance including periods for which financial statements had not been issued. SFAS 157 provides a consistent definition of fair value, with a focus on exit price from the perspective of a market participant.

The Company determines fair value of investments based upon quoted prices when available or through the use of alternative approaches when market quotes are not readily accessible or available.

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

The fair value hierarchy of the Company's inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate the Company's own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table presents the investments carried on the statement of financial condition by level within the valuation hierarchy as of December 31, 2008:

NOTE 4 – SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED (Continued)

	Assets and Liabilities at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Corporate stocks owned	$ 3,358,194	$ -	$ -	$ 3,358,194
Total assets	$ 3,358,194	$ -	$ -	$ 3,358,194
Corporate stocks sold, but not yet purchased	$ 356,480	$ -	$ -	$ 356,480
Total liabilities	$ 356,480	$ -	$ -	$ 356,480

NOTE 5 – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2008, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 3,055,700	$ -
Securities failed-to-deliver/receive	6,028	19,614
Payable to clearing organizations	-	13,771
Fees and commissions receivable	2,187,475	-
Totals	$ 5,249,203	$ 33,385

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 6 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2008	Life
Capitalized software	$ 6,060,760	3 years
Furniture and fixtures	39,204	7 years
Computer equipment	1,704,355	3-5 years
Leasehold improvements	57,299	5 years
Automobile	66,470	5 years
Equipment under capital leases	44,896	5-7 years
Total	7,972,984	
Less: accumulated depreciation and amortization	3,300,685	
Total	$ 4,672,299	

NOTE 7 – PROPERTY AND EQUIPMENT (Continued)

Depreciation and amortization expense was $1,528,488 for the year ended December 31, 2008. At December 31, 2008, accumulated amortization related to equipment under capital leases amounted to $44,896.

NOTE 8 – LINE OF CREDIT

The Company executed an amendment to its secured line of credit agreement with a bank on July 31, 2008, whereby the agreement was extended to July 31, 2009. The line of credit has maximum borrowings of $50,000,000, subject to certain limitations and bears interest at the federal funds rate, plus 0.5%. There was no balance outstanding under the line of credit as of December 31, 2008.

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company and the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by its clearing broker and for its self-clearing customer accounts, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2008 were $4,929,296, net of allowance for doubtful accounts of $136,005.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2008 at market value of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2008.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"). The Company has elected the alternative method of compliance allowed under the Rule whereby "required net capital," as defined, is the greater of 2% of "aggregate debit items," as defined, arising from customer transactions or $1,000,000. The Rule prohibits the Company from engaging in any securities transactions should its "net capital" fall below required amounts and may require the Company to restrict its business activities if its net capital falls below amounts defined in the Rule. In computing net capital, items not readily convertible into cash are generally excluded and the Company's position in marketable securities is valued below current market quotations. Net capital and related excess net capital may fluctuate daily. At December 31, 2008, the Company's net capital was $9,179,138 which exceeded the Rule requirements by $8,179,138.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company conducts its operations from an office that is leased under a non-cancelable operating lease expiring in March 2010. The Company entered into leases in 2006 and 2008 for additional space in this office expiring in 2012 and 2015, respectively. The Company also has two leases for an office in California expiring in March 2009 and November 2011. In addition, the Company is responsible for paying its proportional share of real estate tax escalations. Rental expense amounted to $631,085 for the year ended December 31, 2008.

In each of the years subsequent to December 31, 2008, future minimum rental payments under the above non-cancelable operating leases are as follows for the years ending:

2009	$	634,048
2010		533,996
2011		525,984
2012		364,362
2013		358,133
Thereafter		503,670
Total	$	2,920,193

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company in any future period and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of any such matters foreseeable at this time will not have a material adverse impact on the financial condition of the Company.

The Company also provides guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

NOTE 12 – 401(K) PLAN

The Company maintains a qualified 401(k) retirement plan (the "Plan") under the Internal Revenue Code covering substantially all employees. Employer contributions made to the Plan for the year ended December 31, 2008 were $32,499.

NOTE 13 – RELATED PARTY TRANSACTIONS

At December 31, 2008, the Company had $870,224 receivable from and $1,476,671 payable to related parties representing amounts due from and owed for cash transactions, respectively.

At December 31, 2008, the Company had $615,000 in receivables from two employees.

Capitalized software costs of $3,440,000 and maintenance fees of $860,000 were incurred from a company owned by a relative of a member of Genesis Capital Group, LLC during the year ended December 31, 2008. At December 31, 2008, $2,300,000 of these costs are included in accounts payable and accrued expenses.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
COMPUTATION FOR OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008

Schedule I

Net Capital	
Total member's equity	$ 15,731,333
Deductions:	
Total non-allowable assets	6,017,834
Net capital before haircuts on securities positions	9,713,499
Haircuts on securities positions	534,361
Net capital	9,179,138
Computation of Basic Net Capital Requirements	
Minimum net capital required ($1,000,000 or 2% of aggregate debit item, whichever is greater)	1,000,000
Excess net capital	$ 8,179,138
Percentage of net capital to aggregate debit items	114%
Reconciliation with Company's Computation (Included in Part IIA of Form X-17a-5 as of December 31, 2008)	
Net capital, as reported in Company's Part IIA (Unaudited)	$ 9,151,075
Adjustments:	
Change due capitalization of software, net of amortization	3,010,000
Change due to audit adjustments	60,387
Change in non-allowable assets	(3,042,324)
Net capital per above	$ 9,179,138

See Independent Auditors' Report.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008

Schedule II

	2008
Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 75,673,118
Customers' securities failed to receive	25,217
Credit balances in firm accounts which are attributable to principal sales to customers	28,221
Market value of short securities and credits in all suspense accounts over thirty calendar days	9
Bank over drafts	1,589,114
Total credits	77,315,679
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	4,079,436
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	2,552,165
Failed to deliver of customers' securities not older than thirty calendar days	1,399,073
Aggregate debit items	8,030,674
Less: 3%	240,920
Total 15c3-3 debits	7,789,754
Excess of total credits over total debits	$ 69,525,925
Amount held on deposit in "Reserve Bank Accounts"	$ 69,524,514
Amount of deposits allowable per Rule 15c3-3	4,000,000
New amount held on deposit in "Reserve Bank Accounts"	$ 73,524,514
Date of Deposit - January 5, 2009	

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17a-5 as of December 31, 2008)

Excess of total credits over total debits (unaudited)	$ 69,512,528
Adjustments:	
Audit adjustments	13,397
Adjustments to customer margin in excess of twenty-five percent of tentative net capital	-
Adjustments to collateralized securities in excess of fifteen percent of all securities	-
Change in 3% of aggregate debit items	-
Excess of total credits over total debits per above	$ 69,525,925

See Independent Auditors' Report.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008

Schedule III

(1) Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 (0 items)	$ -
(2) Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 (0 items)	$ -

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members
Genesis Securities, LLC
(A Wholly-Owned Subsidiary of Genesis Capital Group, LLC)
New York, New York

In planning and performing our audit of the financial statements of Genesis Securities, LLC, (the "Company"), a limited liability company and a wholly-owned subsidiary of Genesis Capital Group, LLC, for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

VHY LLP

Boston, Massachusetts
February 27, 2009